Sharon D. Mitchell, Attorney at Law
SD Mitchell & Associates, PLC
829 Harcourt Rd. ∙ Grosse Pointe Park, Michigan 48230
57492 Onaga Trail ∙ Yucca Valley, California 92284
1410 Washington Drive ∙ Stafford, Virginia 22554
(248) 515-6035 (Telephone) ∙ (248) 751-6030 (Facsimile) ∙ sharondmac@att.net

*Admitted in Michigan

19 March 2012

Alexandra M. Ledbetter
Staff Attorney
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Stakool, Inc. f/k/a Mod Hospitality, Inc.
Registration Statement on Form 10-12G; Filed January 6, 2012
Amendment No. 1 to Form 8-K; Filed November 9, 2011
Amendment No. 2 to Form 8-K; Filed January 6, 2012
File No. 0-24723

Dear Ms. Ledbetter:

We are in response of your letter dated February 3, 2012, and behalf on Mr. Peter Hellwig, President and Director of Stakool, Inc. I would like to take this opportunity to respond to same.

Registration Statement on Form 10-12G

1.
We note that you filed a registration statement on Form 10-12G in response to comment 2 in our letter dated December 7, 2011.  Given that you have already registered your common stock pursuant to Exchange Action Section 12(g), please withdraw your registration statement.

Response:

Pursuant to your request, we have filed a request for withdrawal of the Form 10-12G registration statement on March 12, 2012.

Amendment No. 1 to Form 8-K filed November 9, 2011

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 – Changes in Registrant’s Certifying Accountant, page 9

2.
We note your disclosure stating your intention to engage Silberstein Ungar, PLLC as your independent accountant.  Please revise your form 8-K to provide the disclosure required by Item 304 of Regulation S-K regarding this change in the reporting entity’s independent accountant (i.e., from Kramer Weisman & Associates to Silberstein Ungar, PLLC).  Please file a letter from your former independent accountant as Exhibit 16 to your next Form 8-K amendment stating whether they agree with this disclosure or the extent to which they do not agree.

Response:

We have sent a request to Kramer Weisman & Associates seeking its consent to change our independent accountant and will include same in our Form 8-K amendment as Exhibit 16.  We have just been informed that Kramer Weisman & Associates was not the actual auditor, but instead the auditor was Malcolm Pollard, Inc. at 4845 W. Lake Road, #119, Erie, PA  16505.

Amendment No. 2 to Form 8-K filed January 6, 2012

3.
We noted that, in response to comment 2 in our letter dated December 7, 2011, you have provided the required information in the Form 10 filed January 6, 2012.  As noted in the first comment above, please withdraw your Form 10.  Revise your Form 8-K to include all of the information that would be required if you were filing a general form for registration of securities on Form 10.  Include this information in your next Form 8-K amendment.  Any comments to the information contained in the Form 10 are set forth below under the heading of the Form 8-K amendment filed January 6, 2012.

Response:

We have amended our Form 8-K to include information you would generally find on a Form 10.

4.
In addition, please restate all information that is required to be disclosed in this report, such as the Items 1.01, 2.01 and Item 5 information that was set forth in your September 22, 2011 and November 9, 2011 Form 8-K filings, so that your next amendment is self-contained.  In this regard, we note the following:

•
Please disclose all the information required by Item 2.01, such as the date of the completion of the transaction.  For example, we note that the Amended Agreement of Purchase and Sale contemplates payments by Anthus Life on December 9, 2011 and February 10, 2012.  As another example, we note that the closing date was to be November 7, 2011.  Please disclose when all the actions required by the Amended Agreement of Purchase and Sale were completed.

•
The Item 3.02 disclosure in the Form 8-K/A filed November 9, 2011 does not contain all the information required by Item 701(a) and (c) through (e) of Regulation S-K.  For example, please disclose the amount of securities sold and the value of the consideration received.  In this regard, please ensure that, when you provide the Item 701 disclosure, it is consistent with the information disclosed under Item 10 of the Form 10 filed January 6, 2012, and the information disclosed under Item 3.02 of the Form 8-K November 9, 2011.

Response:

We have amended our Form 8-K to include full disclosure.

5.	Please disclose the transactions whereby your current officers and directors received their shares of the company. We did not see any such disclosure under Item 6, 7 or 10 of the Form 10.

Response:

The directors received their shares of the company as compensation for serving on the board of the directors of the company. This has been reflected in the Form 8-K/A.

6.           With respect to your common stock outstanding, we note the following:

•	your disclosure on page F-1 of your financial statements that you had 5,229,500 shares outstanding as of June 30, 2011;
•
your disclosure under Items 1 and 9 of the Form 10 that at the time of the Purchase Agreement between Stakool and Anthus Life on July 20, 2011, Stakool had 79,388,470 issued and outstanding shares of common stock; and

•	your disclosure under Item 4 of the Form 10 that the beneficial percentages are based upon 158,875,737 shares of common stock.

Please provide sufficient disclosure to account for all the changes in your common stock outstanding under these various disclosure items.

Response:

The difference in the amount of shares was based on Anthus Life Corp having shares issued and outstanding, as well as Stakool, Inc. having shares issued and outstanding.  These numbers have been revised and currently the total amount of issued and outstanding common shares of Stakool, Inc. is 76,627,167.  The numbers in the revised Form 8-K/A have been revised, along with the percentages.

7.
In your risk factors discussion in the Form 10, we note numerous references to your “customers.”  For example, you discuss the planned increase in the number of  your customers’ stores, the profitability of your customers’ operation and changes in customers’ comparable store sales and consumer visits.  Please disclose who your customers are and the nature of your relationships with them.

Response:

We have changed our Form 8-K/A to eliminate the reference to “customers” in general.

8.
Please be sure that your risk factors are tailored to your business and situation.  For example, with respect to the risk factor in the Form 10 titled “Our quarterly operating results may fluctuate significantly…,” please explain in better detail why certain of the enumerated factors, such as inclement weather, would affect your operating results.  As another example, with respect to the risk factor in the Form 10 titled “We may not achieve results similar to the financial projections…,” please tell us where you have discussed financial projections.

Response:

We have revised the Form 8-K/A to eliminate reference to “financial projections.”

9.
Please identify Anthus Life’s manufacturing partner and file any material contracts as exhibits with your next Form 8-K amendment.  In addition, please file your agreements with Shannon Miller Lifestyle and Delphina Group.

Response:

We attached the Agreements with Shannon Miller (terms of her compensation have been redacted for confidentiality) and Delphina Group Corp.  Anthus Life also has various manufacturer and manufacturers’ representative agreements in place that will be entered into and changed in the ordinary course of daily business.  Currently the Company, as many companies do in the normal course of business, outsources its manufacturing to a third party.  Anthus Life, while it owns it formularies, chooses to utilize a third party, primarily for minimizing capital requirements.  However, in the future, the company anticipates vertically integrating manufacturing capabilities and capital allocation allows.  The agreement with Anthus Life Corp. manufacturers remains confidential for purposes of preventing customers and private label opportunities from circumventing the Company in attempts of securing their own manufacturing source.

10.
We note the MD&A you furnished in Amendment No. 1 to your Form 8-K filed on November 9, 2011.  Along with the other information required by the Form 10 items, please include the MD&A for the required periods, as required by Item 303 of Regulation S-K, in your next Form 8-K amendment.  Also, please expand your liquidity discussion to disclose your anticipated cash needs in the next twelve months and how you plan to meet them.  See Item 303(a)(1) of Regulation S-K.

Response:

We have revised our Form 8-K to expand our liquidity discussion relative to anticipated cash needs in the next twelve months.

11.
Please furnish all the information required by Item 401 of Regulation S-K, including the biographical information concerning your officers and directors, as required by Item 401(e) of Regulation S-K, in your next Form 8-K amendment.

Response:

We have provided the biographical information on our officers and directors in the Form 8-K/A.

12.	Please include a comprehensive exhibit index in your next Form 8-K amendment. You may re-file or incorporate by reference the exhibits which you have previously filed with this report.

Response:

This is provided in the Form 8-K/A.

Pursuant to this request from the Securities and Exchange Commission for information from the company, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing of the amended Form 8-K;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance regarding this matter.  Should you have any questions, or need further information, please do not hesitate to contact me at any of the numbers listed above, or Peter Hellwig at (904) 425-1209.

With best regards,

/s/ Sharon D. Mitchell
Sharon D. Mitchell

cc: Peter Hellwig, President, Stakool, Inc.